UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                                       ()

                               The Eastern Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    276317104
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP No. 276317104                    13G                     Page 2 of 5 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     TowerView LLC.    Employer I.D. # 13-4159490
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|

________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           199,200
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         199,200
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     199,200
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.5%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 Pages

Item 1(a). Name of Issuer:

           The name of the issuer is The Eastern Company (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices:

           The Issuer's principal executive offices are located at 112 Bridge Street Naugatuck, CT 06770

Item 2(a). Name of Person Filing:

           This report is being filed by TowerView LLC (the "Reporting
           Person").

Item 2(b). Address of Principal Business Office or, if None, Residence:

           The Reporting Person's principal business address is 500 Park Avenue, New York, New York 10022.

Item 2(c). Citizenship:

           The Reporting Person is a Limited Liability Company organized under the laws of Delaware.

Item 2(d). Title of Class of Securities:

           The report covers the Issuer's Common Stock (the "Shares"), No par value.

Item 2(e). CUSIP Number:

           The CUSIP number of the Shares is 276317104.

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), Check Whether the Person Filing is a:

           (a) |_| Broker and dealer registered under Section 15 of the Exchange Act.

           (b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

           (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

           (d) |_| Investment company registered under Section 8 of the Investment Company Act.

           (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

           (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                                Page 3 of 5 Pages

           If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.    Ownership

           (a) Amount beneficially owned: As of December 31, 2002 the Reporting Person beneficially owned 199,200 shares (the "Shares") of Common Stock.

           (b) Percent of class: As of September 28, 2002 the Issuer had outstanding 3,634,299 shares of Common Stock. The 199,200 shares of Common Stock held beneficially by the Reporting Person represented 5.5% of the outstanding shares of Common Stock.

           (c) Number of Shares as to which the Reporting Person has:

                  (i)   sole power to vote or direct the vote - 199,200 shares;

                  (ii)  shared power to vote or to direct the vote -- none;

                  (iii) sole power to dispose or direct the disposition of --
                        199,200 shares; and

                  (iv) shared power to dispose or to direct the disposition of -- none.

Item 5.    Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By The Parent Holding Company

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           Not applicable.

Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 4 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  January 15, 2003
                                            -----------------------------
                                                       (Date)


                                                 /s/ Daniel R. Tisch
                                            -----------------------------
                                                     (Signature)

                                            Daniel R. Tisch
                                            Authorized Signatory
                                            TowerView LLC
                                            -----------------------------
                                                    (Name/Title)


                                Page 5 of 5 Pages